UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

Fibria Celulose SA announces that ratified on this date in the meeting of its Board of Directors, the agreement under judicial mediation session class action number 08-23317 - CIV - Lenard / O’SULLIVAN, driven Firefighters’ Pension Fund and Police Officers District of Florida - Miami Beach, against the company and its former CEO and CFO. In that agreement, the company and the other co-defendants agreed to pay the full amount of US$37,500,000.00 (thirty seven million five hundred thousand American dollars) to all holders of ADRs (American depositary receipt) of former Aracruz Celulose SA, from April 7 to October 2, 2008.

Fibria informs the market that has Directors and Officers insurance, with coverage extended to the company for reimbursement of the above mentioned disbursement.

São Paulo, December 13th 2012.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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